Correspondence

SCHLUETER & ASSOCIATES, P.C.

5290 DTC PARKWAY, SUITE 150

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

January 4, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Austin Wood

Re:	Zhong Yuan Bio-Technology Holdings Limited Registration Statement on Form F-1 Post-Effective Amendment No. 3 File No. 333-235983

Dear Mr. Wood,

We represent Zhong Yuan Bio-Technology Holdings Limited (“Registrant” and “Company”) as US counsel. The Registrant is filing Post-Effective Amendment No. 4 to its Registration Statement on Form F-1 with the Securities and Exchange Commission.

The purpose of this letter is to respond to the comment letter dated December 9, 2021, from the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced registration statement (the “Registration Statement”). For your convenience, the comments have been reproduced below, followed by the Registrant’s response. The Registrant is concurrently filing Post-Effective Amendment No. 4 to the Registration Statement.

Post-Effective Amendment filed November 12, 2021 Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and Hong Kong which involves unique risks to investors. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response:

The Registrant has included disclosure on the cover page of the Prospectus in response to this comment.

2.	On the Cover Page, please clearly disclose how you will refer to the holding company and the subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing, and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response:

The Registrant has included disclosure and made revisions to the Prospectus in response to this comment.

Prospectus Summary, page 4

3.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

The Registrant has revised and expanded the section captioned “Risk Factors” in the Prospectus Summary in response to this comment.

4.	Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the subsidiaries operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied. Please disclose the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response:

The Registrant has included disclosure in the Prospectus in response to this comment.

5.                  Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.

Response:

The Registrant has included disclosure in response to this comment in the Prospectus Summary under the section captioned “Transfers of Cash to and from Our Subsidiaries.” We direct the Staff’s attention to the disclosure contained in the Prospectus under the section captioned “Foreign Currency Exchange” with respect to restrictions within China on foreign exchange and the section captioned “Regulation on Dividend Distribution” with respect to dividend distributions from our WFOE to Zhong Yuan Hong Kong. No dividends or distributions have been made to US investors by Zhong Yuan Cayman, and the potential tax consequences of any such distributions or dividends to US investors are set forth in the section captioned “Taxation.” The Staff’s attention is directed to the additional disclosure on the cover page and to the expanded disclosures under “Risk Factors” in the Prospectus

6.	We note your disclosure on page 13 that trading in your securities on a national securities exchange or in the over the counter trading market may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result your shares could be delisted from whatever exchange they may become listed on. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. Also, please expand the HFCA Act disclosure to clarify that the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

Response:

Appropriate revisions have been made to the disclosure to reflect the Staff’s comment and the HFCAA Determination Report issued by the PCAOB on December 16, 2021.

Risk Factors, page 8

7.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

Appropriate revisions have been made to the cover page of the Prospectus, in the expanded section captioned “Risk Factors” in the Prospectus Summary, and in the “Risk Factors” section of the Prospectus in response to this comment.

8.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response:

Appropriate revisions have been made to the cover page of the Prospectus and in the expanded section captioned “Risk Factors” in the Prospectus Summary, and an additional risk factor captioned “If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless” in response to this comment.

If you have any questions relating to the Registration Statement, please contact Tina Chang, the Registrant’s President, at her email address of tinachang@zybioholdings.com, or Candice Pang, the Registrant’s CFO, at her email address of candice.f.pang@gmail.com.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with me, please feel free to call me at the above telephone number.

Very truly yours,

/s/ Henry F. Schlueter

Henry F. Schlueter

C: Zhong Yuan Bio-Technology Holdings Limited

     Centurion ZD CPA & CO.